Exhibit 1
                                    ---------

MTNL/SECTT/DIRECTORS/05
November 26, 2005

The Secretary Stock Exchanges
Delhi/Mumbai/Calcutta/Madras/
National Stock Exchange &
NYSE, New York


Sub: Appointment of Director on the Board of MTNL (Compliance with Clause 30 of the Listing Agreement)


Dear Sir,

We write to inform you that Dr. S. Balasubramanian has been appointed as Non official Part-time Director on the Board of MTNL w.e.f. 25.11.2005. Kindly take the above information on record.

Thanking you,

Yours faithfully,




(S.C. AHUJA)
COMPANY SECRETARY